United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	13

FREE TRANSLATION FROM PORTUGUESE VERSION

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
OF VALE S.A., HELD ON OCTOBER 18, 2017.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF)  33.592.510/0001-54

Board of Trade Registration (NIRE)  33.300.019.766

01 – PLACE, DATE AND TIME:

At the offices of Vale S.A. (“Vale” or the “Company”), located at Avenida das Américas, 700, 2nd floor, room 218 (auditorium), Città America, Barra da Tijuca, Rio de Janeiro, on October 18, 2017, at 10:00 a.m.

02 - PANEL:

Chairman:             Mr. Gueitiro Matsuo Genso

Secretary:                 Mr. Clovis Torres, Executive Officer and General Counsel of Vale.

03 – ATTENDANCE AND QUORUM:

Shareholders representing 83.43% of the shares issued by the Company, as evidenced by the signatures included in the Shareholders’ Attendance Book and the information contained in the analytical charts prepared by the registrar and by the Company itself, pursuant to article 21-W, items I and II, of CVM Instruction 481/2009, thereby confirming the required quorum for the Extraordinary Shareholders’ Meeting to be held.

04 - CALL:

The Extraordinary Shareholders’ Meeting was duly convened through the publication of the Call Notice in the Official Gazette of the State of Rio de Janeiro, on September 18, 19 and 20, 2017, pages 4, 9 and 3, and in Valor Econômico (Rio de Janeiro edition) on September 16, 17 and 18 (sole edition), 19 and 20, 2017 pages E3, E3, and E2, in order to deliberate on the following matters on the Agenda:

I.                                        Amend Vale’s By-laws to implement certain adjustments and improvements described below, namely:

1.              Amend the head paragraph of Art. 5 to reflect the composition of the Company’s capital stock after the corporate restructuring;

2.              Modify the head paragraph of Art. 9, to set forth that the Secretary of the Meeting will henceforth be appointed by the Chairman of the Meeting;

3.              Amend the Sole Paragraph of Art. 9 which becomes §1, in order to set forth that any person appointed by the Chairman of the Board of Directors may preside over the Meeting, in cases of absence or temporary impediment of the Chairman or Vice-Chairman of the Board of Directors or their respective alternates;

4.              Include §2 to Art. 9 to establish that the minutes of the meetings will be drawn up in the form of summary and that they will be signed by enough shareholders needed to constitute the quorum necessary for approval of the items;

5.              Amend Art. 14, item XVIII, to set forth that the secretary of governance shall be appointed by the Board of Directors, and, as a result, exclude §15 of Art. 11 and §2 of Art. 13 that mentioned the Secretary of the Board of Directors;

6.              Modify Art. 14, item XXVI, to clarify the wording on the provision of guarantees in general by the Company;

7.              Include §3 in Art. 14 in order to establish that Vale and its subsidiaries are prohibited from contributing to political parties, and to their representatives or candidates;

8.              Amend the head paragraph of Art. 15 to constitute the Finance Committee, Personnel Committee,  Compliance and Risk Committee, Audit Committee and Sustainability Committee;

9.              Adapt the wording of §1 of Art. 18 on the appointment of members of Vale’s Assessment Committees (“Committees”);

10.       Amend the title and head paragraph of Art. 19 to determine that the working and responsibilities of the Committees shall be defined by the Board of Directors in the rules of each of the Committees;

11.       Due to the amendment above, exclude Subsection IV, Arts. 20 to 25, with the consequent renumbering of the other articles of the By-laws and updating of the cross references mentioned in the current Arts. 14, XVII; 31, §1; 33, V and VI; 34, IV; 46; 49, I; 51, §§5, 6 and 8; 53; 54; 55 and 56;

12.       Include §3 in Art.19 to set forth that it is the Board of Directors’ duty, within its legal limits, to determine that certain responsibilities of the Fiscal Council will henceforth be exercised, exclusively, by the Audit Committee; and

13.       Include a cross reference in §1 of Art. 39 to set forth that certain additional responsibilities of the Fiscal Council will henceforth be exercised by the Audit Committee;

II.                                   Proposal for conversion of all class “A” preferred shares issued by the Company into common shares at the ratio of 0.9342 common shares to each class “A” preferred share; and

III.                              Election of two independent members of the Board of Directors in order to fill vacant positions until the end of the management term of the current Board of Directors.

All of the documentation required by Law No. 6.404/1976 and by the norms of the Comissão de Valores Mobiliários (“CVM”) regarding the items in the agenda has been made available to the Company’s shareholders on the Company’s investor relations website and through the CVM’s IPE system at the time of the publication of the Notice of Meeting.

05 – READING OF DOCUMENTATION:

Following CVM Instruction 481/2009, the Secretary proceeded to read the consolidated synthetic voting map disclosed yesterday to the market, as requested by the Chairman. After the reading, said document remained on the table and available for shareholders to review.

Also made available on the table was the documentation regarding the matters to be discussed in the Meeting, including (i) publications of the Notice of Meeting; (ii) the Participation Manual containing information regarding the General Meeting, including the Absentee Voting Proxy and the Information required by Articles 17 and 20 of CVM Instruction 481/2009; (iii) a draft of the proposed Bylaws of Vale S.A., including the proposed amendments highlighted; (iv) a report regarding the proposed amendments, including the origin and the justification of the amendments and an analysis of their legal and economic effects, following Article 11 of CVM Instruction 481/2009; and (v) information regarding the candidates for the two openings on the Board of Directors, indicated by Aberdeen Asset Management PLC on behalf of itself and of funds and portfolios managed by its subsidiaries, and by Tempo Capital Principal FIA, Geração Futuro L. Part. FIA, Vic Distibuidora de Títulos e Valores Mobiliários, Victor Adler and others, as provided for in Article 10 of CVM Instruction 481/2009; and (vi) the Announcement to the Market as of October 17, 2017.

The reading of these documents was dismissed by the shareholders in attendance, as they were already known by all. A total of 1.815.282.882  votes in favor, 8 votes against and 670.111.505  abstentions were counted.

06 - RESOLUTIONS:

After the documents above had been discussed and commented on by the Shareholders, the following decisions were taken by the voting shareholders:

6.1.         the majority approved the drafting of the Minutes of this Meeting in summary form, and its subsequent publication, omitting the signatures of the shareholders in attendance, as per Article 130, §1 and §2, of Law No. 6.404/76.

A total of 1.815.282.882 votes in favor, 8 votes against and 670.111.505  abstentions were counted.

6.2.         the majority approved the amendment of the Bylaws of Vale, which exclude §15 from Article 11, §2 from article 13, and Articles 20 through 25 from Subsection IV, with the subsequent renumbering of the following articles in the Bylaws, and the modification of the following statutory provisions which shall take effect as follows:

“Art. 5 - The paid-up capital amounts to R$77,300,000,000.00 (seventy-seven billion and three hundred million reais) corresponding to 5,304,684,600 (five billion, three hundred and four million, six hundred and eighty-four thousand and six hundred) book-entry shares, being R$72,772,826,412.91 (seventy-two billion, seven hundred and seventy-two million, eight hundred and twenty-six thousand, four hundred and twelve reais and ninety-one cents), divided into 4,997,544,504 (four billion, nine hundred and ninety-seven million, five hundred and forty-four thousand and five hundred and four) common shares and R$4,527,173,587.09 (four billion, five hundred and twenty-seven million, one hundred and seventy-three thousand, five hundred and eighty-seven reais and nine cents), divided into 307,140,096 (three hundred and seven million, one hundred and forty thousand and ninety-six) preferred Class “A” shares, including 12 (twelve) golden shares, all without nominal value.

(...)”

“Art. 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary shall be appointed by the Chairman of the Meeting.

§1 - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by another Officer or by a person specially appointed by the Chairman of the Board of Directors.

§2 – The minutes of the General Meetings shall be recorded as a summary of the resolutions taken and shall be published, omitting the signatures of the shareholders present, pursuant to legislation in force. In addition, the minutes shall be signed by enough shareholders to constitute the majority needed to approve the matters reviewed.”

“Art. 13 (...)

Sole Paragraph - The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.”

“Art. 14 (...)

XVII - selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Art. 33;

XVIII - appointing and removing the persons responsible for the governance office, the internal auditing and the Ombud of the company, who shall report directly to the Board of Directors;

(...)

XXVI - establishing criteria for the Executive Board for providing guarantees in general and contracting of loans and financing and for the signing of other contracts;

(...)

§3 - Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as political parties, and to their representatives or candidates.”

“Art. 15 - The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Personnel Committee, Compliance and Risk Committee, Finance Committee, Audit Committee and Sustainability Committee.

(...)”

“Art. 18 (...)

§1 - The members of the committees shall be appointed by the Board of Directors and may belong to such company administration body or not, being prohibited the participation of Executive Officers of Vale and with due regard to applicable legal and regulatory provisions.

(...)”

“Subsection III — Workings and Responsibilities

Art. 19 - Standards relating to the workings and responsibilities of the committees shall be defined by the Board of Directors in the specific Internal Rules of each committee.
(...)

§3 - The Board of Directors shall be responsible for determining that the Audit Committee shall exercise, with exclusivity, the duties contained in Art. 33, §1, (i) to (iv) below.”

“Art. 25 (...)

§1 - When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 26, and in respect of the exceptions stated in §2 following.
(...)”

“Art. 27 (...)

V - coordinate the decision-making process of the Executive Board, as provided for in Article 25 of Subsection II — Workings;

VI - indicate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 21 Subsection II – Workings;

(...)”

“Art. 28 (...)

IV-          contract the services described in §2º of Article 33, in compliance with determinations of the Fiscal Council.”

“Art. 33 (...)

§1- The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law 6.404/76, the following, subject to the provisions of Art. 19, §3 of the By-laws:

(...)

“Article 40 - The dividends and interest on stockholders’ equity mentioned in the Sole Paragraph of Article 36 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favor of the company”

“Art. 43 (...)

I -            make the tender offer referred to in Article 41 above; and

(...)”

“Art. 45 (...)

§5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the company in an amount equal to or greater than 25% (twentyfive percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twentyfive percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this Article 45.

§6 - The obligations set forth in Article 254A of Law No. 6,404/76 and in Articles 41, 42 and 43 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this article.

(...)

§8 - The provisions of this Article 45 are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twentyfive percent) of the total common shares issued by the company or of the total capital stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale’s shares, made in a single primary issuance approved at a general shareholders’ meeting convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies.

(...)”

“Art. 47 - In the tender offer to be made by the Controlling Shareholder or by the company with the purpose of canceling the company’s registration as a publicly held company, the minimum offering price shall correspond to the Economic Value as determined in the appraisal report prepared according to the terms contained in the head paragraph and in §1 of Article 48, in due compliance with the applicable legal rules and regulations”

“Art. 48 - The appraisal report referred to in Articles 45 and 47 of these By-laws shall be prepared by a specialized institution or firm with proven experience and with decisionmaking power independent from the company, its Administrators and/or the Controlling Shareholder(s), and the report shall also meet the requirements of Article 8, §1 of Law No. 6,404/76 and be subject to liability as set forth in §6 of the same article of Law No. 6,404/76.

(...)”

“Art. 49 - The company shall not register any transfer of common shares to the Purchaser or to any person(s) who acquire(s) Control until such person(s) have complied with the provisions set forth in these By-laws, subject to the provisions of Article 45. “

“Art. 50 - No shareholders’ agreement that provides for the exercise of Control may be filed at the company’s headquarters unless the signatories thereof have complied with the provisions set forth in these By-laws, subject to the provisions of Article 45.”

6.3.         The qualified majority, representing more than half of the voting shares, approved the conversion of class “A” preferred shares issued by Vale into common shares at the ratio of 0.9342 common shares to each class “A” preferred share, same ratio applied on the voluntary conversion of class “A” preferred shares into common shares implemented on August 2017, provided that such conversion is also approved by more than half of the shareholders of class “A” preferred shares issued by Vale in the Extraordinary Preferred Shareholders’ Meeting to be held today.

A total of 3.866.653.323 votes in favor, 1.939.423 votes against and 456.054.468 abstentions were counted, among which was the written protests received by the panel.

6.4.         In accordance with the following procedures, the election of the following members of the Board of Directors of Vale for the occupancy for the 2 (two) openings was approved:

6.4.1      verified the minimum quorum required by law in accordance with the separate election process held by the minority common shareholders, under Art. 11, §2, I and §4 of the Bylaws, Ms. SANDRA MARIA GUERRA DE AZEVEDO, Brazilian, widowed, Bachelor in Social Communication, bearer of identity card number SSP/SP 5.146.339-8, enrolled under Taxpayer number 947.562.798-72, resident and domiciled at Rua Diogo Jacome nº 518, bloco 3/232, City of São Paulo, SP, was elected as effective director;

A total of 706.854.110 votes in favor of Ms. Sandra Maria Guerra de Azevedo, candidate appointed by Aberdeen Asset Management PLC, 419.772.631 votes in favor of Messrs. Marcelo Gasparino and Bruno C. H. Bastit, candidates appointed by Tempo Capital Principal FIA, Geração Futuro L. Part. FIA, Vic Distribuidora de Títulos e Valores Mobiliários, Victor Adler and others, and 2.060.084 abstentions from the minority shareholders holders of common shares issued by Vale, among which was the written protests received by the panel; and

6.4.2      in accordance with the majority election process held by the shareholders with ownership of common shares, Ms. ISABELLA SABOYA DE ALBUQUERQUE, Brazilian, divorced, economist, bearer of identity card number IFP/RJ 08423778-3, enrolled under Taxpayer number 017.919.007-55, resident and domiciled at Rua Povina Cavalcanti nº 153, apto. 1301, City of Rio de Janeiro, RJ, was elected as effective director;

A total of 1.758.407.354 votes in favor of Ms. Isabella Saboya de Albuquerque, candidate appointed by Aberdeen Asset Management PLC, 60.902.626 votes in favor of Messrs. Ricardo Reisen and Marcio Guedes, candidates appointed by Tempo Capital Principal FIA, Geração Futuro L. Part. FIA, Vic Distribuidora de Títulos e Valores Mobiliários, Victor Adler, and 1.258.524.210 abstentions from the shareholders holders of common shares issued by Vale among which was the written protests received by the panel. It was registered that the nomination of Messrs. Marcelo Gasparino and Bruno C. Bastit was withdrawal from this majority election during the Meeting according to the Announcement to the Market as of October 17, 2017.

The effective Directors duly elected, that will perform their managerial duties from now until the General Shareholders’ Meeting that will be held in 2019, declare to be unimpaired, pursuant to Article 147 of Law No. 6.404/76, for the exercise of their functions, and that they fulfill the independence requirement of Article 44 of the Bylaws.

07 – CLOSING:

After drafting and approval, the Minutes were signed by the attending shareholders.

Rio de Janeiro, October 18, 2017.

Final Summary Statement

Resolution		Approve	Reject	Abstain
I. Amendment to Vale’s By-Laws	Total	3,841,972,296	11,377,305	471,297,613
II. Conversion of all class “A” preferred shares issued by Vale into common shares in the ratio of 0.9342 common share for each class “A” preferred share	Total	3,866,653,323	1,939,423	456,054,468
Election of Board of Directors: ISABELLA SABOYA (Effective Member)	ON	1,758,407,354	32,310,722	1,258,524,210
Election of Board of Directors: RICARDO REISEN DE PINHO (Effective Member) and MARCIO GUEDES PEREIRA JUNIOR (Alternate)	ON	60,902,626	346,664,055	1,258,524,210
Separate Election: SANDRA GUERRA (Effective Member)	ON	706,854,110	2,516,296	2,060,084
Separate Election: MARCELO GASPARINO DA SILVA (Effective Member) and BRUNO C. H. BASTIT (Alternate)	ON	419,772,631	28,088,217	2,060,084
If it is found that neither the holders of shares with voting rights nor the holders of preferred shares without voting rights or with restricted votes made up, respectively, the quorum required in items I and II of paragraph 4 of art. 141 of Law No. 6,404 of 1976, do you want your vote to be aggregated to the votes of the preferred shares in order to elect to the board of directors the candidate with the highest number of votes among all of those who, included in this ballot, stand for a separate election?	ON	134,603,715	398,177,239	—
Separate Election: SANDRA GUERRA (Effective Member)	PN	87,654,939	3,451,291	34,523,899
Separate Election: MARCELO GASPARINO DA SILVA (Effective Member) and BRUNO C. H. BASTIT (Alternate)	PN	5,123,295	6,036,999	114,469,835
If it is found that neither the holders of shares with voting rights nor the holders of preferred shares without voting rights or with restricted votes made up, respectively, the quorum required in items I and II of paragraph 4 of art. 141 of Law No. 6,404 of 1976, do you want your vote to be aggregated to the votes of the common shares in order to elect to the board of directors the candidate with the highest number of votes among all of those who, included in this ballot, stand for a separate election?	PN	16,335,210	44,507,647	—

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: October 18, 2017		Director of Investor Relations